U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.

Name of issuer or person filing (“Filer”):

Telecom Italia S.p.A.

B.

This is [check one]

[X]

an original filing for the Filer

[  ]

an amended filing for the Filer

C.

Identify the filing in conjunction with which this Form is being filed:

Name of registrant:

Telecom Italia S.p.A.

Form type:

Form CB in connection with a proposed business combination

File number (if known):

N/A

Filed by:

Telecom Italia S.p.A.

Date filed (if filed concurrently, so indicate):

December 7, 2004
(concurrent with filing of Form CB)

D.

The Filer is incorporated or organized under the laws of:

Italy

and has its principal place of business at:

Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy
Telephone  +39002-8595-1

E.

The Filer designates and appoints Telecom Italia North America Inc. (the “Agent”) located at:

745 5th Avenue

Floor 27

New York, New York -10151

Telephone 212-755-5280

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)

any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described on Form CB as filed with the Commission on December 7, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, in conjunction with which this Form F-X is being filed. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Milan, Country of Italy this 7th day of December, 2004.

Filer:

Telecom Italia S.p.A.

Telecom Italia S.p.A.
By:	/s/ CARLO DE GENNARO
Name: Carlo De Gennaro
Title: Company Manager

This statement has been signed by the following persons in the capacities and on the dates indicated.

Telecom Italia North America Inc. as Agent for Service of Process of Telecom Italia S.p.A.

By:	/s/ SABATO DE ROSA
Name: Sabato De Rosa
Title: Authorized Agent in the United States

Date: December 7, 2004